Exhibit 99.1

Annual General Meeting Biofrontera Aktiengesellschaft December 14, 2021, 11:00 AM

Voting results:

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	% Votes For	Votes Against	% Votes Against	Proposed Decision
2 Resolution concerning the discharge of the members of the Management Board for the 2020 financial year	35,567,873	62.71	16,997,765	47.7897	18,570,108	52.2103	rejected
3 Resolution concerning the discharge of the members of the Supervisory Board for the 2020 financial year	35,206,044	62.07	16,654,145	47.3048	18,551,899	52.6952	rejected
4 Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2021financial year and as auditor for a possible audit review of the condensed interim financial statements and interim management report	35,864,573	63.23	35,067,791	97.7783	796,782	2.2217	approved
5a Elections to the Supervisory Board, Dr. Heikki Lanckriet, CEO of 4basebio PLC, Cambridge, UK, resident of Cambridge, UK	36,020,251	63.51	32,840,700	91.1728	3,179,551	8.8272	approved
5b Elections to the Supervisory Board, Dr. Helge Lubenow, CEO of Proteomedix AG, Zurich, Switzerland, resident of Bad Nauheim, Germany	35,318,964	62.27	33,125,716	93.7901	2,193,248	6.2099	approved
5c Elections to the Supervisory Board, Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences, Kamp-Lintfort, resident of Duisburg	36.021.004	63.51	35.074.176	97.3714	946.828	2.6286	approved

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Annual General Meeting Biofrontera Aktiengesellschaft December 14, 2021, 11:00 AM

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	% Votes For	Votes Against	% Votes Against	Proposed Decision
5d Elections to the Supervisory Board, Mr. Karlheinz Schmelig, Managing Director, Creathor Venture Management GmbH, Bad Homburg, resident of Bensheim	35,069,375	61.83	33,830,890	96.4684	1,238,485	3.5316	approved
5e Elections to the Supervisory Board, Dr. Jörgen Tielmann, Attorney at Law/Partner at Luther Rechtsanwaltsgesellschaft mbH, Cologne, resident of Hamburg	35,076,792	61.84	34,585,948	98.6006	490,844	1.3994	approved
5d Elections to the Supervisory Board, Mr. Wilhelm K. T. Zours, Member of the Management Board of DELPHI Unternehmensberatung AG, Heidelberg, resident of Heidelberg	36,091,859	63.63	32,609,794	90.3522	3,482,065	9.6478	approved
6 Resolution on the confirmation of remuneration of the Supervisory Board	34,786,334	61.33	33,493,965	96.2848	1,292,369	3.7152	approved
7 Resolution on the approval of the remuneration of the members of the Board of Management	34,743,765	61.26	33,499,225	96.4179	1,244,540	3.5821	approved
8 Resolution on the authorization to create new Authorized Capital 2021 and on the corresponding amendments to the amendments to the Articles of Association	35,024,789	61.75	18,426,480	52.6098	16,598,309	47.3902	rejected
9 Resolution on (a) the authorization to issue profit-sharing certificates, warrants and convertible bonds as well as warrants and convertible bonds with the possibility of excluding subscription rights, (b) the creation of a new conditional capital Conditional Capital II and (c) on the amendment of § 7 (5) of the Articles of Association (share capital)	35,006,131	61.72	18,108,711	51.7301	16,897,420	48.2699	rejected

Contact details: Biofrontera AG, Hemmelrather Weg 201, D-51377 Leverkusen, Anke zur Mühlen, Phone: +49 (0) 214 87632 22, www.biofrontera.com

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